Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports Second Half and Fiscal Year 2022

Financial Results

•	Total revenues decreased by 21.1% year over year to RMB487.8 million (US$70.7 million) [1] for the second half 2022.

Organic revenues, excluding revenues of Argyle and Urban, decreased by 15.8% year over year to RMB466.0 million (US$67.6 million) for the second half 2022.

•	Income from operations increased by 516.4% year over year to RMB20.0 million (US$2.9 million) [1] for the second half 2022.

•	Adjusted EBITDA (non-GAAP) [2] decreased by 21.2% year over year to RMB118.3 million (US$17.2 million) for the second half 2022.

SHANGHAI, April 6, 2023 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) ("GreenTree", the "Company", "we", "us" and "our"), a leading hospitality management group in China, today announced its unaudited financial results for the second half and fiscal year of 2022.

Second Half 2022 Operational Highlights

•	As previously disclosed, the Company has been in a dispute with Mr. Kevin Zhang, the founder, and the minority shareholder of Argyle, as to performance of relevant transaction documents and/or compliance with local laws and regulations by Mr. Zhang. As a result, since June 2022, GreenTree has not been able to maintain effective control over Argyle which therefore has been deconsolidated from GreenTree. The total number of hotels as of December 31, 2022 and GreenTree’s balance sheet do not include Argyle related data. Argyle owned and operated 51 hotels as of December 31, 2021 and contributed 2.4% of GreenTree's total revenue in 2021.

•	GreenTree and Urban’s minority shareholder entered into definite agreements on November 23, 2022 for the minority shareholder and its designated person to repurchase all of the equity interest in Urban held by GreenTree as of November 25, 2022. As a result, the total number of hotels as of December 31, 2022 and GreenTree’s balance sheet do not include Urban related data. Urban owned and operated 749 hotels as of December 31, 2021 and contributed 8.8% of GreenTree's total revenue in 2021.

1         The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB 6.8972 on December 31, 2022 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20220103/

2         Adjusted EBITDA (non-GAAP) is calculated as net income plus other operating expenses, income tax expense, share of loss in equity investees, net of tax, interest expense, depreciation and amortization, losses from investment in equity securities and the provision for bad debts, but excludes other operating income, interest income and other, net, gains from investment in equity securities, share of gains in equity investees (net of tax), and other income, net. The calculation of Adjusted EBITDA (non-GAAP) included in this report has been aligned according to the abovementioned definition.

3         Core net income is calculated as net income plus share-based compensation, losses from investments in equity securities (net of 25% tax), one-time fees and expense and asset impairment/accrued bad debts, and income tax expenses related to withholding tax, but excludes government subsidies (net of 25% tax), gains from investment in equity securities (net of 25% tax), and other income (net of 25% tax).

4         Tier 1 Cities refers to Beijing, Shanghai, Shenzhen and Guangzhou; Tier 2 Cities refers to the 32 major cities, other than Tier 1 Cities, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as municipalities with independent planning by the State Council.

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•	A total of 4,059 hotels with 302,497 hotel rooms were in operation as of December 31, 2022, compared to 4,659 hotels and 337,153 hotel rooms as of December 31, 2021.

Excluding Argyle and Urban hotels, the total of 4,059 organic hotels increased by 5.2%, compared to 3,859 organic hotels and 292,219 organic hotel rooms as of December 31, 2021.

•	As of December 31, 2022, the Company had 61 leased-and-operated ("L&O") hotels and 3,998 franchised-and-managed ("F&M") hotels in operation in 355 cities across China, compared to 66 L&O hotels and 4,593 F&M hotels in operation in 367 cities as of December 31, 2021. Excluding Argyle and Urban hotels, the Company had 55 L&O hotels and 3,804 F&M hotels in operation as of December 31, 2021.

•	During the second half of 2022, the Company opened 161 hotels, a decrease of 159 compared to 320 hotels opened in the second half of 2021. Of the hotels opened in the second half of 2022, 24 were in the mid-to-up-scale segment, 93 in the mid-scale segment, and 44 in the economy segment. Geographically, 10 hotels were in Tier 1 cities [3], 31 in Tier 2 cities and the remaining 120 in Tier 3 and lower cities in China as of December 31, 2022.

Excluding Argyle and Urban hotels, the Company opened 136 organic hotels, compared to 265 organic hotels opened in the second half of 2021.

•	As of December 31, 2022, the Company had a pipeline of 916 hotels contracted for or under development with 235 in the mid-to-up-scale segment, 486 in the mid-scale segment, and 195 in the economy segment.

•	The average daily room rate, or ADR, for all hotels in operation was RMB 168 in the third quarter of 2022, an increase of 3.4% from RMB163 in the third quarter of 2021. Such ADR was RMB165 in the fourth quarter of 2022, a 2.9% year-over-year decrease.

•	The occupancy rate, or OCC, for all hotels in operation was 71.1% in the third quarter of 2022, down from 72.4% in the third quarter of 2021. Such OCC was 63.0% in the fourth quarter of 2022, compared with 69.2% in the fourth quarter of 2021.

•	The revenue per available room, or RevPAR, which is calculated by multiplying our hotels' ADR by its occupancy rate, was RMB120 in the third quarter of 2022, a 1.5% year-over-year increase. RevPAR was RMB104 in the fourth quarter of 2022, a 11.6% year-over-year decrease.

•	As of December 31, 2022 the Company's loyalty program had over 78 million individual members and approximately 1,935,000 corporate members, compared to over 74 million individual members and approximately 1,905,000 corporate members, respectively, as of June 30, 2022.

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Fiscal Year 2022 Operational Highlights

•	For the full year 2022, the Company opened 362 hotels, a decrease of 49.9% comparing to 722 newly-opened hotels in the full year 2021. Of the hotels opened in 2022, 67 were in the mid-to-up-scale segment, 201 were in the mid-scale segment, and 94 were in the economy segment. Geographically speaking, 23 hotels were in Tier 1 cities, 83 were in Tier 2 cities and the remaining 256 were in Tier 3 and other cities in China as of December 31, 2022. During 2022, the Company closed 155 hotels, and added a net of 207 hotels to its portfolio.

Excluding Argyle and Urban hotels, the Company opened 295 hotels, a decrease of 52.3% comparing to 618 newly-opened organic hotels in the full year of 2021.

•	The average daily room rate, or ADR, for all hotels in operation, was RMB159 in the full year 2022, a 3.1% year-over-year decrease.

•	The occupancy rate, or OCC for all hotels in operation was 63.7% in the full year 2022, compared with 71.1% in the full year 2021.

•	The revenue per available room, or RevPAR, which is calculated by multiplying our hotels' ADR by its occupancy rate, was RMB101 in the full year 2022, a 13.2% year-over-year decrease.

“2022 was a year full of changes and challenges. During the first half, COVID-19 outbreaks in many parts of the country resulted in lockdowns in many cities, especially in Shanghai. As we entered the third quarter, transportation restrictions were relaxed and Revpar recovered. However, October and November brought a fresh wave of outbreaks, slowing down our recovery once again. Thanks to the introduction of flexible anti-pandemic measures by the government early December, Revpar recovered in the second half of the month to more than 95% of its pre-pandemic levels. Throughout all these challenges, we continued to execute our long-term strategic growth plan that strives to assist franchisees in maintaining quality operations, extend our hotel network, deliver stable operating profitability, and maintain healthy cash flow,” said Mr. Alex Xu, Chairman and Chief Executive Officer of GreenTree.

As we entered 2023, recovery was uneven. During the first half of January, recovery slowed again due to the rapid evolvement of pandemic after the pandemic control measures were lifted in China. Outperforming our expectations, Revpar during the Spring Festival recovered to more than 90% of its pre-pandemic levels. Such a recovery accelerated in February, resulting in more than a 5% increase compared to 2019. However, recovery slowed again in March due to outbreaks of influenza A in certain cities.

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This March we entered the restaurant business to complement our hotel business and create a new stream of growth as we completed the acquisition of Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China from our controlling shareholder. We are eager to integrate Da Niang Dumplings and Bellagio into GreenTree, leveraging upon synergies between our respective teams within our Company’s unique ecosystem. We are confident in our ability to harness consumer demand for quality food services and build upon the broad appeal of these beloved restaurant brands in China’s rapidly-growing food service industry. We are confident that this acquisition will create value and deliver growth for our shareholders.

After another difficult year, life is gradually returning to normal, no matter how many twists and turns we may experience. At the beginning of a new year full of hope, I want to give special thanks to our team, franchisees, and partners for supporting each other through very challenging times and continually contributing to our jointly-developed business.

Second Half 2022 Financial Results

	Six months Ended
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
Revenues
Leased-and-operated hotels	218,964,549	167,247,701	24,248,637
Franchised-and-managed hotels	378,752,785	315,230,064	45,704,063
others	20,159,286	5,289,198	766,862
Total revenues	617,876,620	487,766,963	70,719,562

Total revenues for the second half of 2022 were RMB487.8 million (US$70.7 million) [1], a 21.1% year-over-year decrease. The decrease was primarily due to the deconsolidation of Argyle and the disposal of our interest in Urban, and the impact of COVID-19, which resulted in lower RevPAR at L&O hotels and F&M hotels. Excluding the impact of Argyle and Urban, compared with the second half of 2021, total revenues for the second half of 2022 decreased by 15.8% Total revenues for the full year 2022 were RMB945.1 million (US$137.0 million), a 21.6% year-over-year decrease.

Total revenues from leased-and-operated hotels for the second half of 2022 were RMB 167.2 million (US$24.2 million) [1], a 23.6% year-over-year decrease. The decrease was primarily due to 3 reasons: first, the deconsolidation of Argyle and the disposal of our interest in Urban; second, the disposal of 6 hotels in operation since the fourth quarter and was partially offset by an increase of 8 newly opened L&O hotels; and third, a 4.6% year-over-year decrease in L&O hotels’ fourth quarter RevPAR and was partially offset by a 2.7% year-over-year increase in L&O hotels’ third quarter RevPAR. Excluding the impact of Argyle and Urban, total revenues from L&O hotels for the second half of 2022 decreased by 16.3%. Total revenues from L&O hotels for the full year 2022 were RMB338.5 million (US$49.1 million), a 13.6% year-over-year decrease.

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Total revenues from franchised-and-managed hotels for the second half of 2022 were RMB315.2 million (US$45.7 million) [1], a 16.8% year-over-year decrease. Initial franchise fees for the second half of 2022 decreased 54.8 % year-over-year, mainly because of the decrease in the gross opening number and closing number of F&M hotels. Recurring franchisee management fees and others for the second half of 2022 decreased by 12.4% year-over-year, primarily due to 3 reasons: first, a 12.0% decrease in F&M hotels’ RevPAR for 2022Q4 and offset by a 1.5% increase in F&M hotels’ RevPAR for 2022Q3; second, the fee waivers to franchisees of quarantined hotels; and third, the deconsolidation of Argyle and the disposal of our interest in Urban. Excluding the impact of Argyle and Urban, total revenues from F&M hotels for the second half of 2022 decreased by 15.2% year over year. Total revenues from F&M hotels for the full year 2022 were RMB590.8 million (US$85.7 million), a 23.7% year-over-year decrease.

	Six Months Ended
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
Initial franchise fee	38,670,967	17,468,243	2,532,657
Recurring franchise management fee and others	340,081,818	297,761,821	43,171,406
Revenues from franchised-and-managed hotels	378,752,785	315,230,064	45,704,063

Total operating costs and expenses

	Six Months Ended
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
Operating costs and expenses
Hotel operating costs	364,709,605	286,269,294	41,505,146
Selling and marketing expenses	27,100,297	19,681,821	2,853,596
General and administrative expenses	133,682,438	111,154,498	16,115,887
Other operating expenses	791,335	1,196,121	173,421
Other general expenses	95,362,000	65,041,046	9,430,066
Total operating costs and expenses	621,645,675	483,342,780	70,078,116

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Hotel operating costs for the second half of 2022 were RMB286.3 million (US$41.5 million) [1], a 21.5% year-over-year decrease. The decrease was mainly due to the deconsolidation of Argyle and the disposal of our interest in Urban, and disposal of L&O hotels. Hotel operating costs for the full year 2022 were RMB594.0 million (US$86.1 million), a 8.8% year-over-year decrease.

	Six Months Ended
	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
Rental	131,774,031	117,457,325	17,029,711
Utilities	13,579,378	14,217,567	2,061,353
Personnel cost	51,043,295	32,577,487	4,723,292
Depreciation and amortization	46,892,180	40,797,123	5,915,027
Consumable, food and beverage	37,769,428	17,015,291	2,466,985
Costs of general managers of franchised-and-managed hotels	59,383,344	51,557,365	7,475,115
Other costs of franchised-and-managed hotels	13,674,629	7,176,865	1,040,548
Others	10,593,320	5,470,271	793,115
Hotel Operating Costs	364,709,605	286,269,294	41,505,146

Selling and marketing expenses for the second half of 2022 were RMB 19.7 million (US$ 2.9 million) [1], a 27.4% year-over-year decrease. The decrease was primarily due to lower staff related expenses and advertising expenses, due to less employee business travels during the pandemic, and the deconsolidation of Argyle and the disposal of our interest in Urban. Selling and marketing expenses for the full year 2022 were RMB38.5 million (US$5.6 million), a 42.4% year-over-year decrease.

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General and administrative expenses for the second half of 2022 were RMB111.2 million (US$ 16.1 million) [1], a 16.9 % year-over-year decrease. The decrease was mainly attributable to the reduction in consulting fees, and the deconsolidation of Argyle and the disposal of our interest in Urban. General and administrative expenses for the full year 2022 were RMB210.9 million (US$30.6 million), a17.7% year-over-year decrease.

Other general expenses were RMB 65.0 million (US$9.4 million) [1] in the second half of 2022, which included the provisions for loan receivables related to franchisee loans, and impairments of certain fixed assets.

Gross profit for the second half of 2022 was RMB 201.5 million (US$ 29.2 million) [1], a year-over-year decrease of 20.4%. Gross margin for the second half of 2022 was 41.3%, compared to 41.0% a year ago. Gross profit for the full year 2022 was RMB351.1 million (US$50.9 million), a 36.7% year-over-year decrease.

Income from operations for the second half of 2022 was RMB20.0 million (US$ 2.9 million) [1], a year-over-year increase of 516.4%, with a margin of 4.1%. Excluding other general expenses, income from operation from purely operating activities was RMB 85.0 million, with a margin of 17.4%. Income from operations for the full year 2022 was RMB-437.7 million (US$-63.5million), a year-over-year decrease of 384.4%.

Net income for the second half of 2022 was RMB-48.3 million (US$-7.0 million) [1], compared to RMB-32.6 million in the second half of 2021 and net margin was -9.9%. The year-over-year decrease was mainly attributable to the losses from investment in equity securities, which included market-to-market value change of stocks the Company and write down of long-term equity investment in Argyle, and other general expenses. Excluding other general expenses, net income was -23.9 million RMB, with a margin of -2.5%.Net income for the full year 2022 was RMB-409.2 million (US$-59.3 million), a year-over-year decrease of 460.0%.

Adjusted EBITDA (non-GAAP) [2] for the second half of 2022 was RMB 118.3 million (US$ 17.2 million) [1], a year-over-year decrease of 21.2%. Adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as a percentage of total revenues, for the second half of 2022 was 24.3%, compared to 24.3 % a year ago. The decrease was mainly attributable to the increased number of LO hotels—both newly opened and in the pipeline. Excluding the impact of newly-opened and pipeline hotels, adjusted EBITDA (non-GAAP) for the second half of 2022 was RMB 146.0 million, with a margin of 34.6%. Adjusted EBITDA (non-GAAP) for the full year 2022 was RMB211.6 million (US$30.7 million), a year-over-year decrease of 35.0%.

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Core net income (non-GAAP) for the second half of 2022 was RMB 67.7 million (US$ 9.8 million) [1]. The core net margin, defined as core net income (non-GAAP) as a percentage of total revenues, for the second half of 2022 was 13.9%, compared to 14.5 % one year ago. Excluding the impact of newly opened hotels, core net income (Non-GAAP) was RMB126.7 million, with a margin of 30.0%. Core net income (non-GAAP) for the full year 2022 was RMB173.6 million (US$25.2 million), a year-over-year decrease of 16.4%.

Earnings per ADS (basic and diluted) for the second half of 2022 were RMB-0.47 (US$-0.07) [1], down from RMB-0.33 one year ago. Core net income per ADS (basic and diluted) (non-GAAP) for the second half of 2022 was RMB0.66 (US$0.10) [1] Earnings per ADS (basic and diluted) for the full year 2022 was RMB-3.66 (US$-0.53) down from RMB1.14 one year ago. Core net income per ADS (basic and diluted) (non-GAAP) was RMB1.69 (US$0.24) for the full year 2022, a decrease from RMB2.01 a year ago.

Cash flow Operating cash inflow for the second half of 2022 was RMB151.0 million (US$21.9 million) [1] as a result of income from operations. Investing cash inflow for the second half of 2022 was RMB116.4 million (US$16.9 million) [1], which was primarily attributable to proceeds from short-term investments, and proceeds from the disposal of our interest in Urban. Financing cash outflow for the second half of 2022 was RMB160.3 million (US$ 23.2 million), mainly attributable to the repayment of bank loans by the end of December 31, 2022. Operating cash inflow for the full year 2022 was RMB281.7 million (US$40.8 million). Investing cash inflow for the full year 2022 was RMB439.0 million (US$63.6 million). Financing cash outflow for the full year 2022 was RMB341.9 million (US$49.6 million).

Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities and time deposit.  As of December 31, 2022, the Company had total cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposits of RMB1,055.2 million (US$153.0 million) [1], compared to RMB1,079.5 million as of June 30, 2022. The decrease from the second half 2022 was primarily attributable to the repayment of bank loans, offset by cash from operating activities,

Guidance

Taking into account the recovery in long-term trends and short-term industry fluctuations, we expect total revenues of the hotel business for the full year of 2023 to grow 30%~35% over the 2022 levels. Furthermore, considering the merger of the restaurant business into the group and the revenue contribution from restaurant business, we expect total revenues of the whole company for the full year of 2023 to grow 90%~95% over the company’s 2022 levels.

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The guidance set forth above reflects the Company's current and preliminary views based on its recovery and may not be indicative of the final financial results for any future periods and the full year.

Conference Call

GreenTree's management will hold an earnings conference call at 9:00 PM U.S. Eastern Time on April 6, 2023 (9:00 AM Beijing/Hong Kong Time on April 7, 2023).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272

Mainland China	4001-201-203

US	1-888-346-8982

Hong Kong	800-905-945 or 852-3018-4992

Singapore	800-120-6157

Participants should ask to join the GreenTree call, please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the conference call will be available after the conclusion of the live conference call until April 13, 2023.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088

U.S. Toll Free	1-877-344-7529

Canada Toll Free	855-669-9658

Passcode:	8283615

Additionally, a live and archived webcast of this conference call will be available at http://ir.998.com.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present it, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

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The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The term Adjusted EBITDA and core net income is not defined under U.S. GAAP, and Adjusted EBITDA and core net income is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company's non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading hospitality management group in China. As of December 31, 2022, GreenTree had a total number of 4,059 hotels. In 2021, HOTELS magazine ranked GreenTree Top 11 Ranking among 225 largest global hotel groups in terms of number of hotels in its annual HOTELS’ 225. GreenTree was also the fourth largest hospitality company in China in 2021 based on the statistics issued by the China Hospitality Association.

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GreenTree has a broad portfolio of diverse brands spanning from the economy to mid-scale, and up-scale segments of the hospitality industry mainly in China. Through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a diverse brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree's current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree's goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

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Financial Tables and Operational Data Follow

GreenTree Hospitality Group Ltd.
Unaudited Condensed Consolidated Balance Sheets

	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	298,428,709	676,100,435	98,025,349
Restricted cash	3,300,000
Short-term investments	557,458,675	156,031,572	22,622,451
Investments in equity securities	157,988,851	41,361,346	5,996,831
Accounts receivable, net of allowance	95,589,936	118,186,912	17,135,492
Amounts due from related parties	310,419,860	437,165,271	63,383,006
Prepaid rent	15,454,967
Inventories	2,297,584	2,236,082	324,201
Other current assets	142,737,163	107,213,779	15,544,537
Loans receivable, net	247,530,580	170,019,414	24,650,498
Total current assets	1,831,206,325	1,708,314,811	247,682,365

Non-current assets:
Amounts due from a related party		112,360,000	16,290,669
Restricted cash	18,869,900	24,346,773	3,529,950
Long-term time deposits	160,000,000	130,000,000	18,848,228
Loans receivable, net	290,967,680	177,172,509	25,687,599
Property and equipment, net	1,045,356,265	834,771,681	121,030,517
Intangible assets, net	520,117,479	38,111,936	5,525,711
Goodwill	120,819,948	29,583,468	4,289,200
Long-term investments	188,790,785	175,554,460	25,453,004
Operating lease right-of-use assets		1,544,739,494	223,966,174
Other assets	329,366,340	94,606,582	13,716,665
Deferred tax assets	161,565,839	232,861,870	33,761,798
TOTAL ASSETS	4,667,060,561	5,102,423,584	739,781,880

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	356,000,000	99,800,000	14,469,640
Long-term bank loans, current portion	50,200,000	141,800,000	20,559,067
Accounts payable	24,036,544	20,745,204	3,007,772
Advance from customers	39,773,738	18,681,010	2,708,492
Amounts due to related parties	9,530,627	13,812,954	2,002,690
Salary and welfare payable	60,154,565	68,684,825	9,958,364
Deferred rent	1,926,957
Deferred revenue	215,147,975	189,105,747	27,417,756
Accrued expenses and other current liabilities	381,282,062	400,054,309	58,002,422
Income tax payable	70,897,366	75,199,441	10,902,894
Dividends payable	40,999,458
Operating lease liabilities, current		210,388,801	30,503,509
Total current liabilities	1,249,949,292	1,238,272,291	179,532,606

Long-term bank loans	301,800,000	160,000,000	23,197,819
Deferred rent	68,842,692
Deferred revenue	314,472,488	232,695,351	33,737,655
Other long-term liabilities	132,046,925	120,196,036	17,426,787
Operating lease liabilities, non-current		1,449,422,906	210,146,568
Deferred tax liabilities	228,201,745	60,456,710	8,765,399
Unrecognized tax benefits	328,820,281	346,662,050	50,261,272
TOTAL LIABILITIES	2,624,133,423	3,607,705,344	523,068,106

12 / 24

GreenTree Hospitality Group Ltd.
Unaudited Condensed Consolidated Balance Sheets (Continued)

	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
Shareholders’ equity:
Class A ordinary shares	222,587,070	222,587,070	32,272,092
Class B ordinary shares	115,534,210	115,534,210	16,750,886
Treasury Stock		(16,971,057)	(2,460,572)
Additional paid-in capital	1,151,384,306	1,151,321,950	166,925,992
Retained earnings (Accumulated losses)	326,298,618	(50,088,070)	(7,262,088)
Accumulated other comprehensive income	41,880,907	27,732,104	4,020,777
Total GreenTree Hospitality Group Ltd. shareholders’ equity	1,857,685,111	1,450,116,207	210,247,087

Non-controlling interests	185,242,027	44,602,033	6,466,687
Total shareholders’ equity	2,042,927,138	1,494,718,240	216,713,774

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,667,060,561	5,102,423,584	739,781,880

13 / 24

GreenTree Hospitality Group Ltd.
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Six Months Ended			Year Ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated hotels	218,964,549	167,247,701	24,248,637	391,960,031	338,520,066	49,080,796
Franchised-and-managed hotels	378,752,785	315,230,064	45,704,063	774,359,348	590,769,611	85,653,542
Others	20,159,286	5,289,198	766,862	39,826,579	15,853,985	2,298,612
Total revenues	617,876,620	487,766,963	70,719,562	1,206,145,958	945,143,662	137,032,950

Operating costs and expenses
Hotel operating costs	(364,709,605)	(286,269,294)	(41,505,146)	(651,376,905)	(594,019,322)	(86,124,706)
Selling and marketing expenses	(27,100,297)	(19,681,821)	(2,853,596)	(66,921,718)	(38,534,427)	(5,586,967)
General and administrative expenses	(133,682,438)	(111,154,498)	(16,115,887)	(256,160,262)	(210,878,900)	(30,574,566)
Other operating expenses	(791,335)	(1,196,121)	(173,421)	(4,937,625)	(3,244,855)	(470,460)
Other general expenses	(95,362,000)	(65,041,046)	(9,430,066)	(99,886,003)	(555,660,756)	(80,563,237)
Total operating costs and expenses	(621,645,675)	(483,342,780)	(70,078,116)	(1,079,282,513)	(1,402,338,260)	(203,319,936)

Other operating income	7,006,346	15,531,491	2,251,855	27,059,935	19,448,889	2,819,824
Income from operations	3,237,291	19,955,674	2,893,301	153,923,380	(437,745,709)	(63,467,162)

Interest income and other, net	30,691,771	23,653,803	3,429,479	59,974,418	47,383,941	6,870,026
Interest expense	(5,193,460)	(10,197,236)	(1,478,460)	(12,671,385)	(25,375,848)	(3,679,152)
Gains (loss) from investment in equity securities	(34,735,461)	(83,843,819)	(12,156,211)	9,137,875	(62,156,235)	(9,011,807)
Other income (expense), net	11,818,559	9,564,918	1,386,783	11,818,559	24,229,535	3,512,952
Income before income taxes	5,818,700	(40,866,660)	(5,925,108)	222,182,847	(453,664,316)	(65,775,143)

Income tax expense	(38,349,088)	(5,774,279)	(837,192)	(108,888,882)	46,026,416	6,673,203
Income (loss) before share of gains in equity investees	(32,530,388)	(46,640,939)	(6,762,300)	113,293,965	(407,637,900)	(59,101,940)

Share of losses (gains) in equity investees, net of tax	(81,023)	(1,673,426)	(242,624)	382,874	(1,598,301)	(231,732)
Net income (loss)	(32,611,411)	(48,314,365)	(7,004,924)	113,676,839	(409,236,201)	(59,333,672)

Net loss attributable to non-controlling interests	(1,178,321)	(440,831)	(63,914)	3,761,411	32,849,513	4,762,732
Net income (loss) attributable to ordinary shareholders	(33,789,732)	(48,755,196)	(7,068,838)	117,438,250	(376,386,688)	(54,570,940)

Net earnings (losses) per share
Class A ordinary share-basic and diluted	(0.33)	(0.47)	(0.07)	1.14	(3.66)	(0.53)
Class B ordinary share-basic and diluted	(0.33)	(0.47)	(0.07)	1.14	(3.66)	(0.53)

Net earnings (losses) per ADS
Class A ordinary share-basic and diluted	(0.33)	(0.47)	(0.07)	1.14	(3.66)	(0.53)
Class B ordinary share-basic and diluted	(0.33)	(0.47)	(0.07)	1.14	(3.66)	(0.53)

14 / 24

GreenTree Hospitality Group Ltd.
Unaudited Condensed Consolidated Statements of Comprehensive Income (Continued)

	Six Months Ended			Year Ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Weighted average shares outstanding
Class A ordinary share-basic and diluted	68,286,954	68,116,559	68,116,559	68,286,954	68,201,056	68,201,056
Class B ordinary share-basic and diluted	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909

Other comprehensive income, net of tax
Foreign currency translation adjustments	(5,123,691)	(1,631,871)	(236,599)	(6,497,403)	(11,361,872)	(1,647,317)
Unrecognized gain on an available-for-sale	2,791,663	(2,786,931)	(404,067)	2,791,663	(2,786,931)	(404,067)
Comprehensive income, net of tax	(34,943,439)	(52,733,167)	(7,645,590)	109,971,099	(423,385,004)	(61,385,056)

Comprehensive loss/(income) attributable to non-controlling interests	(1,178,321)	(440,831)	(63,914)	3,761,411	32,849,513	4,762,732
Comprehensive income (loss) attributable to ordinary shareholders	(36,121,760)	(53,173,998)	(7,709,504)	113,732,510	(390,535,491)	(56,622,324)

15 / 24

GreenTree Hospitality Group Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows

	Six Months Ended			Year Ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Operating activities:
Net (loss) income	(32,611,411)	(48,314,365)	(7,004,924)	113,676,839	(409,236,201)	(59,333,672)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	57,672,812	47,626,699	6,905,222	98,110,657	109,873,526	15,930,164
Share of losses (gains) in equity method investments	81,023	1,673,426	242,624	(382,874)	1,598,301	231,732
Fair value change in returnable consideration and contingent consideration, net	502,712
Impairment of long lived assets		4,093,856	593,553		60,306,705	8,743,650
Impairment of goodwill					91,236,480	13,228,046
Lease expense to reduce operating lease right-of-use assets		117,457,324	17,029,711		224,536,299	32,554,703
Losses from disposal of a subsidiary	118,443	2,172,131	314,929	118,443	16,117,056	2,336,753
Interest expense (income)	185,387	(581,841)	(84,359)	(3,669,643)	(844,175)	(122,394)
Bad debt expense	112,130,582	90,761,221	13,159,140	132,591,726	431,251,102	62,525,532
Losses (gains) on equity securities held	34,735,461	83,843,819	12,156,211	(9,137,875)	62,156,235	9,011,807
Losses (gains) on disposal of property and equipment	604,017	(1,262,840)	(183,095)	604,017	1,303,452	188,983
Foreign exchange (gains) losses	(3,817,989)	(8,738,690)	(1,266,991)	(1,310,346)	(20,675,691)	(2,997,693)
Share-based compensation	1,156,897	(333,495)	(48,352)	2,464,763	(62,356)	(9,041)

Changes in operating assets and liabilities:
Accounts receivable	10,517,268	(30,040,311)	(4,355,436)	(22,329,328)	(59,471,493)	(8,622,556)
Prepaid rent	12,339,868			(1,857,100)
Inventories	(184,470)	(717,583)	(104,040)	1,495,974	(793,081)	(114,986)
Amounts due from related parties	(90,009)	(288,549)	(41,836)	(3,963,547)	(3,141,469)	(455,470)
Other current assets	63,374,519	21,755,523	3,154,257	(60,345,480)	31,867,578	4,620,364
Other assets	(41,429,370)	(9,218,002)	(1,336,485)	(49,214,290)	(2,349,148)	(340,594)
Accounts payable	6,034,473	119,116	17,270	4,520,260	574,260	83,260
Amounts due to related parties	4,174,716	3,357,608	486,807	6,332,374	4,282,327	620,879
Salary and welfare payable	3,317,608	5,512,596	799,251	8,586,978	10,100,358	1,464,414
Deferred revenue	(29,392,677)	(28,933,976)	(4,195,032)	(53,595,903)	(75,948,621)	(11,011,515)
Advance from customers	11,912,861	(5,188,318)	(752,235)	5,468,230	(16,334,755)	(2,368,317)
Accrued expenses and other current liabilities	19,157,025	32,079,022	4,651,021	71,545,537	88,799,911	12,874,777
Income tax payable	19,455,752	54,801,507	7,945,472	(16,586,604)	3,241,384	469,957
Unrecognized tax benefits	16,740,521	(19,550,080)	(2,834,495)	38,140,379	17,841,769	2,586,813
Operating lease liabilities-current		(94,414,058)	(13,688,752)		(155,079,217)	(22,484,373)
Deferred rent	25,367,526			40,770,544
Other long-term liabilities	415,356	30,462	4,417	14,648,804	(6,594,188)	(956,067)
Deferred taxes	25,603,045	(66,708,805)	(9,671,868)	44,292,605	(122,848,777)	(17,811,398)
Net cash provided by operating activities	318,071,946	150,993,397	21,891,985	360,975,140	281,707,571	40,843,758

16 / 24

GreenTree Hospitality Group Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)

	Six Months Ended			Year Ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Investing activities:
Purchases of property and equipment	(183,826,691)	(40,177,940)	(5,825,254)	(341,715,516)	(69,012,279)	(10,005,840)
Purchases of intangible assets	(201,746)	(47,813)	(6,932)	(201,746)	(108,028)	(15,663)
Proceeds from disposal of property and equipment		2,388,399	346,285		2,388,399	346,285
Payment for acquisition of minority equity	(149,999)			(1,018,387)
Acquisitions, net of cash received	25,520,300			(147,608,325)
Advances for acquisitions	(39,483,494)			(39,483,494)
Collection of acquisition advances	2,006,500			12,154,500
Advances for purchases of property and equipment	(14,456,878)			(219,346,261)
Repayment from advances for purchases of property and equipment	22,400,000	3,247,390	470,827	22,400,000	3,247,390	470,827
Purchases of short-term investments	(239,902,772)	(82,900,000)	(12,019,370)	(378,189,082)	(131,760,000)	(19,103,404)
Proceeds from short-term investments	179,648,202	127,788,611	18,527,607	536,383,232	517,528,048	75,034,514
Proceeds from sales of long-term time deposits				50,000,000
Increase of long-term time deposits				(130,000,000)
Purchases of investments in equity securities	(8,940,000)			(8,940,000)
Proceeds from disposal of subsidiaries	1,693,391	79,666,587	11,550,569	1,693,391	79,666,587	11,550,569
Proceeds from disposal of equity securities	72,697,479			284,004,591	116,555,911	16,899,019
Loan to related parties	(372,873,382)	(5,735,802)	(831,613)	(604,618,942)	(171,055,802)	(24,800,760)
Repayment from related parties	159,268,000	1,991,517	288,743	307,933,500	47,599,184	6,901,233
Loan to third parties	(26,444,271)			(36,944,271)	(266,200)	(38,595)
Repayment from third parties	8,627,367			55,127,367	1,638,833	237,608
Loan to franchisees	37,036,266	(12,478,780)	(1,809,253)	(423,399,028)	(47,760,740)	(6,924,656)
Repayment from franchisees	(50,293,914)	42,622,068	6,179,619	133,380,285	90,302,936	13,092,695
Net cash (used in) provided by investing activities	(427,675,642)	116,364,237	16,871,228	(928,388,186)	438,964,239	63,643,832

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GreenTree Hospitality Group Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)

	Six Months Ended			Year Ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Financing activities:
Distribution to the shareholders	(320,253,160)			(320,253,160)	(40,999,458)	(5,944,363)
Loan from non-controlling interest	6,897,050	4,803,299	696,413	9,689,903	5,103,299	739,909
Repayment of bank loans	(250,000,000)	(250,100,000)	(36,261,091)	(250,000,000)	(406,200,000)	(58,893,464)
Proceeds from bank loans	668,000,000	85,000,000	12,323,841	808,000,000	99,800,000	14,469,640
Capital contribution from non-controlling interest holders	1,160,000			8,191,000	400,000	57,995
Net cash generated from (used in) financing activities	105,803,890	(160,296,701)	(23,240,837)	255,627,743	(341,896,159)	(49,570,283)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	50,891	510,712	74,046	(1,344,197)	1,072,948	155,563
Net increase(decrease) increase in cash and cash equivalents and restricted cash	(3,748,915)	107,571,645	15,596,422	(313,129,500)	379,848,599	55,072,870
Cash and cash equivalents and restricted cash at the beginning of the period	324,347,526	592,875,563	85,958,877	633,728,109	320,598,609	46,482,429
Cash and cash equivalents and restricted cash at the end of the period	320,598,611	700,447,208	101,555,299	320,598,609	700,447,208	101,555,299

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GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Six Months Ended			Year Ended
	December 31, 2021	Decemebr 31, 2022	December 31, 2022	December 31, 2021	Decemebr 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Net income	(32,611,411)	(48,314,365)	(7,004,924)	113,676,839	(409,236,201)	(59,333,672)

Deduct:
Other operating income	7,006,346	15,531,491	2,251,855	27,059,935	19,448,889	2,819,824
Interest income and other, net	30,691,771	23,653,803	3,429,479	59,974,418	47,383,941	6,870,026
Gains from investment in equity securities				9,137,875
Share of gain in equity investees, net of tax				382,874
Other income, net	11,818,559	9,564,918	1,386,783	11,818,559	24,229,535	3,512,952

Add:
Other operating expenses	791,335	1,196,121	173,421	4,937,625	3,244,855	470,460
Other general expenses	95,362,000	65,041,046	9,430,066	95,362,000	555,660,756	80,563,237
Income tax expense	38,349,088	5,774,279	837,192	108,888,882	(46,026,416)	(6,673,203)
Interest expense	5,193,460	10,197,236	1,478,460	12,671,385	25,375,848	3,679,152
Depreciation and amortization	57,672,812	47,626,699	6,905,222	98,110,657	109,873,526	15,930,164
Losses from investment in equity securities	34,735,461	83,843,819	12,156,211		62,156,235	9,011,807
Share of loss in equity investees, net of tax	81,023	1,673,426	242,624		1,598,301	231,732
Adjusted EBITDA(Non-GAAP)	150,057,092	118,288,049	17,150,155	325,273,727	211,584,539	30,676,875

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GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results (Continued)

	Six Months Ended			Year Ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Net income	(32,611,411)	(48,314,365)	(7,004,924)	113,676,839	(409,236,201)	(59,333,672)

Deduct:
Government subsidies (net of 25% tax)	1,610,283	7,348,561	1,065,441	12,745,155	8,599,626	1,246,829
Gains from investment in equity securities (net of 25% tax)				6,853,406
Other income (net of 25% tax)	8,863,919	7,173,688	1,040,087	8,863,919	18,172,151	2,634,714

Add:
Share-based compensation	1,156,897	(333,495)	(48,352)	2,464,762	(62,356)	(9,041)
Losses from investments in equity securities (net of 25% tax)	26,051,596	62,882,864	9,117,158		46,617,176	6,758,855
One-time fees and expense	9,861,631	2,919,456	423,281	24,568,935	7,387,383	1,071,070
Asset impairment/Accrued bad debts	95,362,000	65,041,046	9,430,066	95,362,000	555,660,756	80,563,237
Core net income(Non-GAAP)	89,346,511	67,673,256	9,811,700	207,610,056	173,594,980	25,168,906

Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	0.87	0.66	0.1	2.01	1.69	0.24
Class B ordinary share-basic and diluted	0.87	0.66	0.1	2.01	1.69	0.24

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Operational Data

	Decemebr 31, 2021	December 31, 2022
Total hotels in operation:	4,659	4,059
Leased and owned hotels	66	61
Franchised hotels	4,593	3,998
Total hotel rooms in operation	337,153	302,497
Leased and owned hotels	7,064	6,565
Franchised hotels	330,089	295,932
Number of cities	367	355

	Quarter Ended
	2021 Q3	2022 Q3
Occupancy rate (as a percentage)
Leased-and-owned hotels	65.2%	63.0%
Franchised hotels	72.6%	71.3%
Blended	72.4%	71.1%
Average daily rate (in RMB)
Leased-and-owned hotels	223	237
Franchised hotels	161	167
Blended	163	168
RevPAR (in RMB)
Leased-and-owned hotels	146	149
Franchised hotels	117	119
Blended	118	120

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	Quarter Ended
	2021 Q4	2022 Q4
Occupancy rate (as a percentage)
Leased-and-owned hotels	60.9%	62.4%
Franchised hotels	69.5%	63.0%
Blended	69.2%	63.0%
Average daily rate (in RMB)
Leased-and-owned hotels	224	208
Franchised hotels	168	163
Blended	170	165
RevPAR (in RMB)
Leased-and-owned hotels	136	130
Franchised hotels	117	103
Blended	117	104

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	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
Luxury	33	-	6,265	-
Argyle	33	-	6,265	-
Mid-to-up-scale	519	426	47,666	41,255
GreenTree Eastern	204	205	22,246	22,492
Deepsleep Hotel	6	7	417	534
Gem	46	53	4,173	4,753
Gya	62	68	5,302	5,811
Vx	79	85	7,021	7,403
Ausotel	18	-	2,237	-
Urban Garden and others	104	8	6,270	262
Mid-scale	2,932	2,953	230,750	231,835
GreenTree Inn	2,169	2,226	178,849	183,116
GT Alliance	515	538	36,802	38,031
GreenTree Apartment	16	19	1,098	1,262
Vatica	112	111	8,115	8,009
City 118 Selected and others	120	59	5,886	1,417
Economy hotels	1,175	680	52,472	29,407
Shell	650	680	28,196	29,407
City 118 and others	525	-	24,276	-
Total	4,659	4,059	337,153	302,497

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For more information, please contact:

GreenTree

Ms. Selina Yang
Phone: +86-158-2166-6251
E-mail: ir@998.com

Mr. Allen Wang
Phone: +86-181-0184-0639
E-mail: ir@998.com

Christensen

In Shanghai
Mr. Jerry Xu
Phone: +86-138-1680-0706
E-mail: jxu@christensenir.com

In Hong Kong
Ms. Karen Hui
Phone: +852-9266-4140
E-mail: khui@christensenIR.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

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